April [*], 2022

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Tenon Medical, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed March 14, 2022

File No. 333-260931

Dear Staff:

On behalf of Tenon, Inc. (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in its letter of March 29, 2022 with respect to the Company’s Amendment No. 1 to Registration Statement on Form S-1 (the “Form S-1A”) submitted on March 14, 2022 by the Company. For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s responses. Please note that all references to page numbers in the responses are references to the page numbers in Amendment No. 2 to the Form S-1 (the “Form S-1/A2”) submitted concurrently with the submission of this letter in response to the Staff’s comments.

Amendment No. 1 to Registration Statement on Form S-1 filed November 10, 2021

Summary Risk Factors, page 10

1.	We note your response to our prior comment 1. Please ensure that the amended charter is filed as an exhibit to the registration statement prior to effectiveness.

The Company has filed the amended charter and has included it as Exhibit 3.7 to the registration statement.

2.	We note your disclosure on page F-23 related to an IP Sale and Purchase Agreement that you entered into on December 31, 2021, which is also filed as Exhibit 10.32. Please revise your disclosure here to reflect this recent related party transaction. Refer to Item 404 of Regulation S-K.

The Company has revised its disclosure on page 95 under “Certain Relationships and Related Party Transactions” as requested by the Staff.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact me at 646-876-0618.

Jeffrey P. Wofford

Carmel, Milazzo & Feil LLP